FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	August 20, 2009
OTCQX – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

First Tranche of Non-Brokered Private Placement Closes

First Majestic Silver Corp. (the "Company") is pleased to announce the closing of the first tranche of the non-brokered private placement (the “Offering”) consisting of 3,499,000 units (a “Unit”) at a price of CDN$2.30 per Unit for gross proceeds of CDN$8,047,700. Each Unit consists of one common share and one-half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to purchase one additional common share of the Company (the “Warrant Share”) at an exercise price of CDN$3.30 per Warrant Share for a period of two years after the closing of the Offering. A finder’s fee in the amount of $101,016 cash and 50,000 Finders Warrants are payable in respect to a portion of this private placement. The Finders Warrants are subject to the same terms and conditions as those issued to the subscribers. It is anticipated that the balance of the private placement announced on August 12, 2009 will close on or before September 25, 2009.

The Company plans to use the net proceeds of the Offering as general working capital in respect to its three operating silver mines; the La Encantada Silver Mine, La Parrilla Silver Mine, and the San Martin Silver Mine, all located in Mexico.

The Company is also pleased to announced that it has settled certain current liabilities amounting to $822,053 by the issuance of 357,414 common shares of the Company at a deemed price of CDN$2.30 per common share.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its significant corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.